UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      August 16, 2006


Mr. Barrie Damson, Chairman and CEO
Baseline Oil & Gas Corp.
20022 Creek Farm
San Antonio, Texas 78259


      Re:	Baseline Oil & Gas Corp.
		Amendment No. 1 to Registration Statement on Form SB-2
      Filed August 1, 2006
		File No. 333-134978

		Form 10-KSB/A-1 for the fiscal year ended December 31,
2005
		Filed August 1, 2006
		File No. 333-116890

      Form 10-QSB/A-1 for the quarterly period ended March 31,
2006
		Filed August 1, 2006
		File No. 0-51888

Dear Mr. Damson:

      We have reviewed your response letter dated August 1, 2006, the amended filings, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form SB-2/A Filed August 1, 2006

General

1. Please revise the accounting and disclosures in your registration statement as necessary to comply with all applicable comments written on your periodic and current reports.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2005

General

Introductory Note, page 1

2. Please remove the reference to the SEC and comments that you received, presently appearing in your introductory note, as the principal reason for your amendment. Your explanation should briefly identify the significant changes you have made, which your management has determined are necessary to comply with your reporting obligations, and make reference to the specific sections of the filing where the revisions appear and more detailed disclosure is made. This also applies to your Form 10-QSB/A1. You should be in a position to assume full responsibility for all revisions.

Financial Statements

Note 3 - Convertible Notes, page F-9

3. We note your response to prior comment 10, explaining that you are amortizing the beneficial conversion feature realized on the convertible promissory notes assumed in conjunction with your acquisition of Coastal Energy Services, Inc. on April 6, 2005 through the stated redemption date. Please disclose the stated redemption date; and submit a copy of the executed agreement for review. It appears you may need to file this agreement as an exhibit to comply with Item 601 of Regulation S-K.

Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2006

General

4. Please utilize page numbers when filing all subsequent amendments.





Financial Statements, page 39

Note 2 - Issuance of Common Stock

5. We note that you did not comply with prior comment 13, regarding the presentation of value ascribed to shares issued in conjunction with your planned acquisition of Rex Energy as a deferred acquisition asset on your balance sheet.

Although you explain that there were no terms or conditions providing for the return of the 12,069,250 shares, and that "...ultimate return of these shares resulted from separate negotiations undertaken at the time the transaction was terminated in June," we see no disclosure of the terms you negotiated.

Based on your representations, the disclosures you provided in the Form 8-K filed on June 8, 2006, and on page 30 of the Form SB-2/A filed August 1, 2005, stating "...the Rex Parties surrendered [the shares] for cancellation" appear to be incomplete. Please revise these disclosures to include the terms of your negotiations; it should be clear what you have relinquished in exchange.

Also disclose your accounting for the value of the option to repurchase these shares for a value $1.00 below any bona fide purchase offer; it should be clear how this was taken into account in valuing the deferred acquisition asset at $13,276,175. We expect to have further comment on this subject after receiving your reply.

Note 4 - Subsequent Events

6. Please update this section to address the termination of your agreement with Rex Energy, including the return of shares and elimination of your deferred acquisition asset; include disclosure explaining how you accounted for the elimination of the asset. Please ensure you make corresponding changes in your registration statement on Form SB-2.

Controls and Procedures

7. We note your response to prior comment 12. Please ensure that your disclosure conforms to Item 308 of Regulation S-B, which requires you to disclose in unequivocal terms whether or not there were changes in your internal controls over financial reporting. The statement that
"[t]here has been no other change in our internal controls over financial reporting" is not adequate.


* * * * *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donald Delaney at (202) 551-3863 or Karl
Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3740 with any questions.



      	Sincerely,




      					H. Roger Schwall
      Assistant Director



cc: 	VIA FACSIMILE
      Matthew S Cohen
      Eaton & Van Winkle LLP
      212-779-9928
Mr. Barrie Damson
Baseline Oil & Gas Corp.
August 16, 2006
Page 5